SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
Amendment No. 4
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12 (b) OR 12(g) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

CIRCUIT CITY STORES, INC.
(Exact name of registrant as specified in its charter)

Virginia	54-0493875
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

9950 Mayland Drive
Richmond, Virginia	23233
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which each
to be so registered	class is to be registered

Rights to Purchase Cumulative Participating
Preferred Stock, Series E,	New York Stock Exchange
Par Value $20.00

Securities to be registered pursuant to Section 12(g) of the Act:

None

The text of “Item 1. Description of Registrant’s Securities to be Registered”, as amended, appears below and reflects an amendment and restatement of the Registrant’s Shareholder Rights Agreement, which was approved by Registrant’s Board of Directors on June 18, 2002 and became effective October 1, 2002.

Item 1. Description of Registrant’s Securities to be Registered

Reference is made to the information set forth under “Description of Circuit City Stores Capital Stock After the Separation – Shareholders Rights Plan” beginning on page 119 of the Circuit City Stores, Inc./CarMax, Inc. proxy statement/prospectus dated August 7, 2002, which was filed with the Commission pursuant to Rule 424(b) on August 6, 2002 (File No. 333-85240), which is deemed to be the definitive proxy statement of the Registrant. A copy of such information is filed as Exhibit 2 to this Registration Statement and is incorporated herein by reference.

Rights Agreement

On October 1, 2002, the Circuit City Stores, Inc. – CarMax Group Common Stock, par value $.50 (the “CarMax Stock”), was redeemed in full, and Circuit City Stores, Inc. (the “Company”) thereafter amended its Articles of Incorporation to redesignate each share of Circuit City Stores, Inc. – Circuit City Group Common Stock, par value $.50 (the “Circuit City Stock”), as one share of Common Stock (the “Common Stock”) and further amended its Articles of Incorporation to delete the provisions theretofore pertaining to the Company’s Series F Preferred Stock, par value $20 per share (the “Series F Preferred Stock”).

The description and terms of the Rights are set forth in a Rights Agreement, dated as of April 14, 1998, between the Company and Norwest Bank Minnesota, N.A., as rights agent (the “Rights Agent”), as amended and restated as of February 16, 1999, as of July 10, 2001 and as of October 1, 2002 (such agreement, as so amended and restated and as amended from time to time being hereinafter called the “Rights Agreement”). As so amended, the Preferred Stock Purchase Rights associated with the Circuit City Stock (the “Circuit City Rights”) are now designated as the “Rights”, the Series E Purchase Price of $250.00, which is the price at which the holders of a Circuit City Right could purchase one-four-hundredth of a share of the Company’s Series E Cumulative Participating Preferred Stock, par value $20 per share (the “Series E Preferred Stock”), is now designated as the “Purchase Price”, and all provisions relating to the CarMax Stock, the Preferred Stock Purchase Right associated with each share of CarMax Stock (the “CarMax Rights”), the Series F Preferred Stock and the price, which is $100.00, for which the Series F Preferred Stock may be purchased (the “Series F Purchase Price”), have been deleted.

Initially, the Rights will be attached to and represented by the certificates representing outstanding shares of Common Stock. The Rights will separate from the Common Stock on the date (the “Distribution Date”) which is the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”)

has acquired beneficial ownership of an Acquiring Block (as hereinafter defined), or (ii) ten business days (or such later date as may be set by the Board of Directors prior to any person becoming an Acquiring Person) following the commencement of, or first public announcement of the intent of any person to commence, a tender offer or exchange offer if, upon consummation thereof, the person or group making such offer would be the beneficial owner of an Acquiring Block. For this purpose, an Acquiring Block means 15% or more of the outstanding Common Stock.

Until the Distribution Date, (i) no Rights certificates will be distributed, (ii) the Rights will be transferable with and only with the Common Stock certificates, and (iii) the surrender for transfer of any Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Following the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights certificates alone will evidence the Rights. Except in certain limited circumstances, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 14, 2008, unless earlier exercised or redeemed by the Company as described below.

If any person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon the exercise thereof, in lieu of shares of Preferred Stock, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following such occurrence any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will immediately become null and void.

For example, at an exercise price of $250 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $500 worth of Common Stock (or other securities or assets, as noted above) for $250. Assuming that the Common Stock had a per share value of $50 at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock for $250.

At any time following the date any person acquires an Acquiring Block, if (i) the Company engages in a merger or consolidation in which the Company is not the surviving corporation, (ii) the Company engages in a merger or consolidation with another person in which the Company is the surviving corporation, but in which all or part of the Common Stock is changed or exchanged, (iii) the Company engages in a statutory share exchange or (iv) 50% or more of the Company’s assets or earning power is sold or transferred, the Rights Agreement requires that proper provision be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will immediately become null and void.

The Rights Agreement provides that, after the Distribution Date, the Company generally may not take any action which would diminish substantially the benefits of the Rights, including any consolidation or merger with, or sale of 50% of the Company’s assets or earning power to, any person which has securities or is bound by agreements which would have such effect.

The Purchase Price payable, and the number of one four-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on the Preferred Stock or other capital stock, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company may, in lieu of issuing fractional shares of Preferred Stock (other than fractions which are integral multiples of one four-hundredth of a share) upon exercise of the Rights, make a cash payment based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

If the Company is not able to issue shares of Preferred Stock or Common Stock because of the absence of necessary regulatory approval, restrictions contained in the Company’s Amended and Restated Articles of Incorporation or for any other reason, a person exercising Rights will be entitled to receive a combination of cash or property or other securities having a value equal to the value of the shares of Preferred Stock or Common Stock which would otherwise have been issued upon exercise of the Rights.

At any time until the date any person acquires an Acquiring Block, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash or securities or both (the “Redemption Price”). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Any such redemption may be made effective at such time, on such basis and with such conditions as may be established by the Board of Directors.

After a person becomes an Acquiring Person and before any Acquiring Person acquires 50% or more in voting power of the outstanding shares of Common Stock, the Company may require a holder to exchange all or any portion of the holder’s Rights at an exchange ratio of one share of Common Stock or one four-hundredth of a share of Series E Preferred Stock (or in certain circumstances, other securities of the Company) per Right.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income at such time as the Rights become exercisable or are exercised for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

Certain provisions of the Rights Agreement relating to the principal economic terms of the Rights generally may not be amended at any time. Other provisions may be amended by the Board of Directors of the Company prior to the time any person acquires an Acquiring Block. Thereafter, these other provisions of the Rights Agreement may be amended by the Board in order: to cure any ambiguity, defect or inconsistency, or in any other respect that will not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

Each one four-hundredth of a share of Series E Preferred Stock will be entitled to (i) a quarterly dividend equal to the greater of (a) the quarterly dividend declared per share of Common Stock or (b) $.01, (ii) upon liquidation, a minimum preferential liquidation payment equal to the greater of (a) $250.00 or (b) the market price of a share of Common Stock at the time of liquidation, plus accrued and unpaid dividends, and (iii) in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, the same amount received per share of Common Stock. After April 14, 2058, the Company may redeem all or any portion of the Series E Preferred Stock at a price equal to the respective liquidation payments described above. The foregoing rights are protected by customary anti-dilution provisions. The holders of shares of Preferred Stock are not entitled to vote on any matter except to the extent provided by law. Because of the nature of the Preferred Stock’s dividend, liquidation and redemption rights, the value of each one four-hundredth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock subject to the effect on such value of the fact that holders of Preferred Stock have no voting rights other than those provided by law.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference to Exhibit 1 filed with this Registration Statement.

Item 2. Exhibits

1.	Third Amended and Restated Rights Agreement dated as of October 1, 2002 between Registrant and Wells Fargo Bank Minnesota, N.A., as Rights Agent, including Exhibits A, B and C thereto.

2.
Information set forth under “Description of Circuit City Stores Capital Stock After the Separation – Shareholders Rights Plan” beginning on page 119 of the Circuit City Store, Inc./CarMax, Inc. proxy statement/prospectus dated August 7, 2002, which was filed with the Commission pursuant to Rule 424(b) on August 6, 2002 (File No. 333-85240).

3.
Registrant’s Amended and Restated Articles of Incorporation, effective February 3, 1997, filed as Exhibit 3(i)(a) to the Registrant’s Amended Quarterly Report on Form 10-Q/A for the quarter ended May 31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

4.
Registrant’s Articles of Amendment to its Amended and Restated Articles of Incorporation, effective April 28, 1998, filed as Exhibit 3(i)(b) to the Registrant’s Amended Quarterly Report on Form 10-Q/A for the quarter ended May 31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

5.
Registrant’s Articles of Amendment to its Amended and Restated Articles of Incorporation, effective June 22, 1999, filed as Exhibit 3(i)(c) to the Registrant’s Amended Quarterly Report on Form 10-Q/A for the quarter ended May 31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

6.
Registrant’s Articles of Amendment to its Amended and Restated Articles of Incorporation, effective September 10, 2002, filed as Exhibit 3.4 to the Registrant’s Current Report on Form 8-K on October 1, 2002 (File No. 1-5767), are expressly incorporated herein by this reference.

7.
Registrant’s Articles of Amendment to its Amended and Restated Articles of Incorporation, effective October 1, 2002 (Removing provisions of the Registrant’s Amended and Restated Articles of Incorporation, as amended, that provide for two series of common stock and redesignating the “Circuit City Stores, Inc. – Circuit City Group Common Stock” as “Common Stock” and making related changes), filed as Exhibit 3.5 to the Registrant’s Current Report on Form 8-K on October 1, 2002 (File No. 1-5767), are expressly incorporated herein by this reference.

8.
Registrant’s Articles of Amendment to its Amended and Restated Articles of Incorporation, effective October 1, 2002 (Removing the CarMax Rights from the Circuit City Stores, Inc. Articles of Incorporation), filed as Exhibit 3.6 to the Registrant’s Current Report on Form 8-K on October 1, 2002 (File No. 1-5767), are expressly incorporated herein by this reference.

9.
Registrant’s Articles of Amendment to its Amended and Restated Articles of Incorporation, effective October 1, 2002 (Amending the description of Series E Preferred Stock in the Circuit City Stores, Inc. Articles of Incorporation by deleting references to the “Circuit City Stores, Inc. – CarMax Group Common Stock” and by replacing references to the “Circuit City Stores, Inc. – Circuit City Group Common Stock” with references to the “Common Stock”), filed as Exhibit 3.7 to the Registrant’s Current Report on Form 8-K on October 1, 2002 (File No. 1-5767), are expressly incorporated herein by this reference.

10.	Form of Rights Certificate for rights attached to the Common Stock, filed as Exhibit B to the Rights Agreement filed as Exhibit 1 to this Registration Statement.

11.
Registrant’s Bylaws, as amended and restated June 18, 2002, filed as exhibit 3(ii)(a) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2002 (File No. 1-5767), are expressly incorporated herein by this reference.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CIRCUIT CITY STORES, INC.

By:	/S/ PHILIP J. DUNN
Philip J. Dunn Senior Vice President, Treasurer, Controller and Chief Accounting Officer

Date: October 1, 2002

INDEX TO EXHIBITS

1.
Third Amended and Restated Rights Agreement dated as of October 1, 2002 between Registrant and Wells Fargo Bank Minnesota, N.A., formerly named Norwest Bank Minnesota, N.A., as Rights Agent, including Exhibits A, B and C thereto.

2.
Information set forth under “Description of Circuit City Stores Capital Stock After the Separation – Shareholders Rights Plan” beginning on page 119 of the Circuit City Store, Inc./CarMax, Inc. proxy statement/prospectus dated August 7, 2002, which was filed with the Commission pursuant to Rule 424(b) on August 6, 2002 (File No. 333-85240).

3.
Registrant’s Amended and Restated Articles of Incorporation, effective February 3, 1997, filed as Exhibit 3(i)(a) to the Registrant’s Amended Quarterly Report on Form 10-Q/A for the quarter ended May 31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

4.
Registrant’s Articles of Amendment to its Amended and Restated Articles of Incorporation, effective April 28, 1998, filed as Exhibit 3(i)(b) to the Registrant’s Amended Quarterly Report on Form 10-Q/A for the quarter ended May 31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

5.
Registrant’s Articles of Amendment to its Amended and Restated Articles of Incorporation, effective June 22, 1999, filed as Exhibit 3(i)(c) to the Registrant’s Amended Quarterly Report on Form 10-Q/A for the quarter ended May 31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

6.
Registrant’s Articles of Amendment to its Amended and Restated Articles of Incorporation, effective September 10, 2002, filed as Exhibit 3.4 to the Registrant’s Current Report on Form 8-K on October 1, 2002 (File No. 1-5767), are expressly incorporated herein by this reference.

7.
Registrant’s Articles of Amendment to its Amended and Restated Articles of Incorporation, effective October 1, 2002 (Removing provisions of the Registrant’s Amended and Restated Articles of Incorporation, as amended, that provide for two series of common stock and redesignating the “Circuit City Stores, Inc. – Circuit City Group Common Stock” as “Common Stock” and making related changes), filed as Exhibit 3.5 to the Registrant’s Current Report on Form 8-K on October 1, 2002 (File No. 1-5767), are expressly incorporated herein by this reference.

8.	Registrant’s Articles of Amendment to its Amended and Restated Articles of Incorporation, effective October 1, 2002 (Removing the CarMax Rights from the Circuit City Stores, Inc.

Articles of Incorporation), filed as Exhibit 3.6 to the Registrant’s Current Report on Form 8-K on October 1, 2002 (File No. 1-5767), are expressly incorporated herein by this reference.

9.
Registrant’s Articles of Amendment to its Amended and Restated Articles of Incorporation, effective October 1, 2002 (Amending the description of Series E Preferred Stock in the Circuit City Stores, Inc. Articles of Incorporation by deleting references to the “Circuit City Stores, Inc. – CarMax Group Common Stock” and by replacing references to the “Circuit City Stores, Inc. – Circuit City Group Common Stock” with references to the “Common Stock”), filed as Exhibit 3.7 to the Registrant’s Current Report on Form 8-K on October 1, 2002 (File No. 1-5767), are expressly incorporated herein by this reference.

10.	Form of Rights Certificate for rights attached to the Common Stock, filed as Exhibit B to the Rights Agreement filed as Exhibit 1 to this Registration Statement.

11.
Registrant’s Bylaws, as amended and restated June 18, 2002, filed as exhibit 3(ii)(a) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2002 (File No. 1-5767), are expressly incorporated herein by this reference.

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